Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-265303

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

(each, a “Fund” and collectively, the “Feeder Funds”)

Supplement dated January 31, 2024

to the Funds’ Institutional Class Shares Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”), each dated July 29, 2023.

This Supplement provides new and additional information beyond that contained in the Prospectus and SAI, and should be read in conjunction with the Prospectus and SAI. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. Capitalized terms not otherwise defined in this Supplement have the same meaning as in the Prospectus or SAI.

Notice of Transaction to Appoint Wilshire Advisors LLC as the Funds’ Investment Adviser

On January 31, 2024, the Board of Trustees (the “Board”) of each of the Feeder Funds and Delaware Wilshire Private Markets Master Fund (the “Master Fund” and together with the Feeder Funds, the “Funds”) unanimously approved a new investment advisory agreement (the “Agreement”) between Wilshire Advisors LLC (“Wilshire”) and each of the Funds. The Funds are part of a structure that is referred to as a “master-feeder” structure, and each Feeder Fund invests substantially all of its investable assets in the Master Fund. Wilshire currently serves as investment sub-adviser to the Funds pursuant to a sub-advisory agreement between Wilshire and Delaware Management Company, a series of Macquarie Investment Management Business Trust (in its capacity as such, the “Adviser”), on behalf of the Funds.

Pursuant to a transaction (the “Transaction”) between Wilshire and the Adviser, on February 29, 2024 immediately after the close of business, it is anticipated that the Adviser will resign as the Funds’ investment adviser, and Wilshire will become the Funds’ new investment adviser pursuant to the Agreement. Under applicable law, the Funds’ shareholders must approve the Agreement by a majority vote (as defined in the Investment Company Act of 1940, as amended) at a special meeting of the shareholders of the Funds.

The Transaction will not result in any change in the Funds’ portfolio managers, investment objective, principal investment strategies, and investment policies. Under the Agreement, Wilshire will receive the same compensation the Adviser currently receives under the current investment advisory agreement. The Board approved the submission of the proposal to approve the Agreement to the Funds’ shareholders. A special meeting of Funds’ shareholders will be held to consider and vote on the proposal. Proxy materials will be sent to the Funds’ shareholders with more information about the shareholder meeting and the proposal to approve the Agreement.

Please read the Proxy Statement when it is available because it contains important information. You can obtain free copies of the Fund’s Proxy Statement (when available), Prospectus and SAI, as well as the Fund’s Annual Report, by calling (855) 520-7711. The Proxy Statement will be available for free on the SEC’s website (www.sec.gov).

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

DWP-SK-003-0100